UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                         BANK WEST FINANCIAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    065631103
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2510
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             LaSalle Financial Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             Delaware

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             119,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       119,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             119,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             6.7%

   14   Type of Reporting Person
        PN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             119,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       119,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             119,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             6.7%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             119,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       119,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             119,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             6.7%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Florence Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [ ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [X]

   13   Percent of Class Represented By Amount in Row (11)
             6.7%

   14   Type of Reporting Person
        IN

        1.   Security and Issuer

             This is Amendment No. 2 to the Schedule 13D (as earlier amended, the "Original 13D") filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Florence Nelson (the "Group") and relates to the common stock, $.01 par value (the "Common Stock"), of Bank West Financial Corporation (the
   "Issuer").   The following items in the Original 13D are amended to read in their entirety as follows:

   Item 4.  Purpose of Transaction

             The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to acquire control over and influence the policies of the Issuer by electing the Partnership's own nominees to the Issuer's board of directors, with the intent of influencing a business combination involving the Issuer.

             The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

             Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics. Concentrated investments may be made in companies to allow the partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

   The Partnership believes that its acquisition of the Common Stock is in accordance with these stated purposes.

             By letter dated August 22, 1997, the Partnership stated its intent to nominate Mr. Nelson for election as a director of the Issuer at the annual meeting of stockholders to be held in October, 1997. (On August 25, 1997, the Partnership sent to the Issuer a version of the August 22 letter corrected to remove typographical errors; that corrected version is attached as Exhibit 3.) Shortly before sending the letter of August 22, Mr. Nelson discussed the Group's intentions regarding the proposed nomination with Mr. Paul Sydloski, President and Chief Executive Officer of the Issuer. Mr. Nelson stated that the Group was interested in Mr. Nelson becoming a Board nominee for election as a director of the Issuer. However, because the deadline for notices of intent to nominate directors by shareholders was August 23, 1997, in order that the Group's options not be foreclosed, the Group felt obliged to formally give notice of its intent to nominate Mr. Nelson. The Group intends to continue to work with the Issuer regarding the nomination of Mr. Nelson.

             On September 5, 1997, the Partnership received a response to its letter of August 22. The Issuer did not respond to Mr. Nelson's request that he be made a Board nominee. The Issuer requested that the Partnership submit additional information regarding Mr. Nelson. A copy of that letter is attached as Exhibit 4.

             On September 9, 1997, the Partnership delivered its response to
   the Issuer's letter of September 5.   A copy of the Partnership's response
   is attached as Exhibit 5. Together with the letter the Partnership delivered a revised notice of intent to nominate. A copy of that revised notice of intent to nominate is attached as Exhibit 6.

             By letter dated September 10, 1997, the Partnership made demand upon the Issuer for access to the Issuer's stock ledger, stockholder list, and books and records. A copy of that letter is attached as Exhibit 7.
   On September 10, 1997, the Partnership's counsel sent to the Issuer's counsel a copy of certain governing documents of the Partnership, including the partnership agreement and a form of securities subscription agreement. A copy of the letter accompanying those documents is attached as Exhibit 8.

             Following September 10, the Partnership, together with its counsel, discussed with the Issuer and the Issuer's counsel issues surrounding the notice of intent to nominate, the stockholder list demand, and the nomination of Mr. Nelson. By letter dated September 12, 1997, the Issuer, through its counsel, responded to the documents sent to the Issuer's counsel by the Partnership's counsel on September 10. A copy of that letter is attached as Exhibit 9. By letter dated September 17, 1997, the Issuer, through its counsel, accepted the Partnership's notice of intent to nominate Mr. Nelson and responded to the Partnership's demand for stockholder materials. A copy of that letter is attached as Exhibit 10.

             On September 19, 1997, in response to the Issuer's expanding its Board of Directors from eight to nine individuals and the nomination by the Board of Directors of Mr. Harry E. Mika as a Board nominee for election to the Board of Directors, the Partnership withdrew its notice of intent to nominate Mr. Nelson. A copy of the letter of withdrawal is attached as Exhibit 11. A copy of a related press release issued by the Partnership, released September 23, 1997, is attached as Exhibit 12.

             The Partnership does not at this time intend to nominate any other individual for election to the Issuer's Board of Directors. The Partnership currently supports Mr. Mika for election to the Board; the Partnership believes that as the largest independent shareholder, Mr. Mika will continue to encourage the Board of Directors to maximize shareholder value in the best interests of all shareholders. The Partnership does not rule out the future possibility of nominating other individuals for election to the Issuer's Board of Directors.

             The Group's purpose in seeking representatives on the Board of Directors is primarily to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. One way of achieving this goal is to seek out another financial institution and attempt to implement a business combination. The Group is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored. To the extent such influence may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose.

             The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. The Group has no present plans to cross these numerical thresholds.

             The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 7.   Material to be Filed as Exhibits

        No.       Description
        1         Joint Filing Agreement*
        2         Professional Account Agreement, dated March 6, 1996,
                  between the Partnership and each of the subsidiaries of The
                  Bear Stearns Companies Inc.*
        3         Letter from Richard J. Nelson to James A. Koessel, dated
                  August 22, 1997.*
        4         Letter from James A. Koessel to Richard J. Nelson, dated
                  September 5, 1997.*
        5         Letter from Richard J. Nelson to James A. Koessel, dated
                  September 10, 1997.*
        6         Letter from Richard J. Nelson to James A. Koessel, dated
                  September 10, 1997.*
        7         Letter from Richard J. Nelson to James A. Koessel, dated
                  September 10, 1997.*
        8         Letter from Phillip M. Goldberg to Gerald F. Heupel, Jr.,
                  dated September 10, 1997.
        9         Letter from Gerald F. Heupel, Jr. to Phillip M. Goldberg,
                  dated September 12, 1997.
        10        Letter from Gerald F. Heupel, Jr. to Richard J. Nelson,
                  dated September 17, 1997.
        11        Letter from Richard J. Nelson to James A. Koessel, dated
                  September 19, 1997.
        12        Press release issued by LaSalle Financial Partners, Limited
                  Partnership, dated September 23, 1997.


   ______
   *Previously filed with the SEC as part of the Original 13D.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     September 23, 1997

                       LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                       By:       LaSALLE CAPITAL MANAGEMENT, INC.
                                 a General Partner

                            By:       /s/ Richard J. Nelson
                                      Richard J. Nelson, President


                       /s/ Richard J. Nelson
                       Richard J. Nelson


                       /s/ Peter T. Kross
                       Peter T. Kross


                       /s/ Florence Nelson
                       Florence Nelson